Qutoutiao Inc.

11/F, Block 3, XingChuang Technology Center

Shen Jiang Road 5005

Pudong New Area, Shanghai 200120

People’s Republic of China

April 1, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo, Esq., Legal Branch Chief
Mr. Mitchell Austin, Esq., Staff Attorney

Re:	Qutoutiao Inc.

Registration Statement on Form F-1, as amended (File Number: 333-230624)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Qutoutiao Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on April 2, 2019, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Citigroup Global Markets Inc., Deutsche Bank Securities Inc., CLSA Limited and Jefferies LLC, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

QUTOUTIAO INC.

By:	/s/ Eric Siliang Tan
Name:	Eric Siliang Tan
Title:	Executive Chairman